As filed with the Securities and Exchange Commission on April 29, 2005.

                                                              File No. 070-

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                      The Cincinnati Gas & Electric Company
                     The Union Light, Heat and Power Company
                             Miami Power Corporation
                          Tri-State Improvement Company
                             KO Transmission Company
                             Cinergy Services, Inc.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                                PSI Energy, Inc.
                              1000 East Main Street
                            Plainfield, Indiana 46168

                   (Name of companies filing this statement
                  and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                                Wendy L. Aumiller
                          Vice President and Treasurer
                                  Cinergy Corp.
                         139 East Fourth Street, 26 AT2
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)




                          Please direct communications to:

George Dwight II                              William C. Weeden
Associate General Counsel                     Skadden Arps Slate Meagher & Flom
Cinergy Corp.                                 1400 New York Avenue, N.W.
139 East Fourth Street, 25 AT2                Washington, D.C.  20005
Cincinnati, Ohio 45202                        202-371-7877 (ph)
513-287-2643 (ph)                             202-371-7012 (f)
513-287-3810 (f)                              wweeden@skadden.com
gdwight@cinergy.com



Item 1.  Description of Proposed Transactions

         A.       Introduction

         From time to time through June 30, 2008 (the "Authorization Period"), the Applicants (as defined below) propose to engage in certain short-term financing transactions as described below, involving (i) loans and borrowings under the "money pool" arrangement described below and/or (ii) bank borrowings and (iii) commercial paper sales. The authority requested hereby would replace and supersede the remaining authority granted to the Applicants to conduct these transactions under a 2001 order issued by this Commission.

                  1.       Cinergy and Other Applicants

         Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), directly holds all the outstanding common stock of two public utility companies, The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"). Cinergy was created as a holding company in connection with the 1994 merger of CG&E and PSI.1 Through CG&E (including its subsidiary, The Union Light, Heat and Power Company ("ULH&P")) and PSI, Cinergy provides retail electric and/or natural gas service to customers in southwestern Ohio, northern Kentucky and most of Indiana. In addition to its Midwestern-based utility business, Cinergy has numerous non-utility subsidiaries engaged in a variety of energy-related businesses. As of and for the 12 months ended December 31, 2004, Cinergy reported consolidated total assets of approximately $15 billion and consolidated total operating revenues of approximately $4.7 billion. For further information regarding Cinergy, reference is made to Cinergy's Annual Report on Form 10-K for 2004.

         CG&E is a combination electric and gas public utility holding company exempt from registration under the Act pursuant to Rule 2(b). Formed under Ohio law, CG&E is engaged in the production, transmission, distribution and sale of electric energy and the sale and transportation of natural gas in the southwestern portion of Ohio and, through ULH&P, northern Kentucky. The area served with electricity, gas, or both covers approximately 3,200 square miles, has an estimated population of 2.0 million people, and includes the cities of Cincinnati and Middletown in Ohio and Covington and Newport in Kentucky. The Public Utilities Commission of Ohio ("PUCO") regulates CG&E with respect to retail sales of electricity and natural gas and other matters, including issuance of securities. As of and for the 12 months ended December 31, 2004, CG&E reported consolidated total assets of approximately $6.2 billion and consolidated total operating revenues of approximately $2.5 billion. For further information regarding CG&E, reference is made to CG&E's Annual Report on Form 10-K for 2004.

         A direct wholly-owned subsidiary of CG&E formed under Kentucky law, ULH&P is engaged in the transmission, distribution, and sale of electric energy and the sale and transportation of natural gas in northern Kentucky. The area served with electricity, gas, or both covers approximately 500 square miles, has an estimated population of 330,000 people, and includes the cities of Covington and Newport in northern Kentucky. The Kentucky Public Service Commission ("KPSC") regulates ULH&P with respect to retail sales of electricity and natural gas and other matters, including issuance of securities. As of and for the 12 months ended December 31, 2004, ULH&P reported total assets of approximately $468 million and total operating revenues of approximately $355 million. For further information regarding ULH&P, reference is made to ULH&P's Annual Report on Form 10-K for 2004.

         In addition to ULH&P, CG&E has several other subsidiaries. None of these subsidiaries, individually or in the aggregate, are material to CG&E's business. For example, Miami Power Corporation ("Miami") is an electric utility company whose business is limited to ownership of a 138 kilovolt transmission line extending from the Miami Fort Power Station in Ohio (in which CG&E owns interests in four electric generating units) to a point near Madison, Indiana. KO Transmission Company ("KO") is a nonutility company that owns interests in natural gas pipeline facilities located in Kentucky. Tri-State Improvement Company ("Tri-State") is a nonutility company that acquires and holds real estate intended for future use in CG&E's utility business.

         PSI is engaged in the production, transmission, distribution, and sale of electric energy in north central, central, and southern Indiana, serving an estimated population of 2.1 million people located in 69 of the state's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany, and Terre Haute. The Indiana Utility Regulatory Commission ("IURC") regulates PSI with respect to retail sales of electricity and other matters, including issuance of securities. As of and for the 12 months ended December 31, 2004, PSI reported consolidated total assets of approximately $5.45 billion and consolidated total operating revenues of approximately $1.75 billion. For further information regarding PSI, reference is made to PSI's Annual Report on Form 10-K for 2004.

         Cinergy Services Inc. ("Cinergy Services"), Cinergy's service company subsidiary, provides centralized management, administrative and other support services to the utility and nonutility associate companies in Cinergy's holding company system.2

         Cinergy, CG&E, ULH&P, Miami, KO, Tri-State, PSI and Cinergy Services are referred to herein individually as an "Applicant" and collectively as the "Applicants."

                  2.       2001 Order

         By order dated August 2, 2001, HCAR No. 27429 ("2001 Order"), the Commission authorized the Applicants3 to engage in various short-term financing transactions from time to time through June 30, 2006, as follows:

        1. With respect to the Cinergy system "money pool," which was established by and among Cinergy, Cinergy Services, PSI and CG&E (including its subsidiaries) to help provide for short-term cash and working capital requirements of such companies, other than Cinergy ("Money Pool"),4 PSI, ULH&P and Miami were authorized to make loans to and incur borrowings from each other thereunder;

        2. Cinergy, CG&E, Cinergy Services, Tri-State and KO were authorized to make loans to PSI, ULH&P and Miami thereunder;

        3. PSI, ULH&P and Miami were authorized to incur short-term borrowings from banks and other financial institutions; and

        4.        PSI was also authorized to issue and sell commercial paper.

         Under the 2001 Order, the maximum principal amount of short-term borrowings that PSI, ULH&P and Miami could incur and have outstanding at any one time (whether from (x) the Money Pool, (y) banks and other financial institutions, or (z) in PSI's case, through sales of commercial paper) was as follows: PSI, $600 million; ULH&P, $65 million; and Miami, $100,000.

         B.       Impetus for and Description of Proposed Transactions

         The short-term borrowing limitation established in the 2001 Order is no longer appropriate for ULH&P, given its anticipated capital requirements following the consummation of its pending transaction with CG&E, in which it will acquire interests in three of CG&E's electric generating stations, having 1105 megawatts of total capacity with a total book value of approximately $350 million.5 This transaction will significantly increase the overall size of ULH&P, with a commensurate impact on its ongoing capital requirements, including short-term borrowing needs. Historically, ULH&P has never owned any electric generation facilities, but rather has operated solely as a local electric and gas distribution company. The pending transaction with CG&E will thus effect a fundamental change in and major enlargement of ULH&P's business. For these reasons, ULH&P now proposes to increase its short-term borrowing authority from $65 million to $150 million. In addition to this important reason for the present application, ULH&P and the other Applicants wish to extend the authorization period beyond that authorized in the 2001 Order.

         Applicants therefore propose to supersede in its entirety the borrowing (and where applicable, lending) authority granted under the 2001 Order, as provided below, as well as to extend the period for the authorized financing transactions. Upon issuance thereof, the Commission's order in this proceeding would replace and supersede the 2001 Order in its entirety.

         More specifically, Applicants propose to engage in the following transactions, in each case from time to time over the Authorization Period:

        1. In connection with the continued operation of the Money Pool, PSI, ULH&P and Miami (the "Nonexempt Subsidiaries")6 propose to make loans to and incur borrowings from each other thereunder,

        2. In connection with the continued operation of the Money Pool, Cinergy, 7 Cinergy Services, CG&E, Tri-State and KO propose to make loans to the Nonexempt Subsidiaries thereunder;

        3. The Nonexempt Subsidiaries propose to incur short-term borrowings from banks or other financial institutions (collectively, "Banks"); and

        4.        PSI and ULH&P propose to issue and sell commercial paper.

         The maximum principal amount of short-term borrowings outstanding at any time by the Nonexempt Subsidiaries (whether pursuant to the Money Pool, Bank loans or sales of commercial paper) would not exceed the following amounts (each, a "Borrowing Cap"): PSI, $600 million; ULH&P, $150 million; and Miami, $100,000.8

         Proceeds of any short-term borrowings by the Nonexempt Subsidiaries (whether pursuant to the Money Pool, Bank loans or sales of commercial paper) would be used by such companies for general corporate purposes, including (1) interim financing of capital requirements; (2) working capital needs; (3) repayment, redemption, refinancing of debt or preferred stock; (4) cash requirements to meet unexpected contingencies and payment and timing differences; (5) loans through the Money Pool; and (6) other transactions relating to these Applicants' utility businesses.

                  1.       Money Pool

         Subject to the respective Borrowing Caps, from time to time over the Authorization Period, the Nonexempt Subsidiaries propose to make loans to each other, and Cinergy, Cinergy Services, CG&E, Tri-State and KO propose to make loans to the Nonexempt Subsidiaries, all pursuant to and in accordance with the Money Pool.9

         Applicants propose no changes to the Money Pool, the terms of which were originally authorized in the 1995 Money Pool Order and are embodied in the related Money Pool Agreement.10 The following summarizes material terms of the Money Pool.

         Under the Money Pool, funds are made available from the following sources from time to time for short-term loans to Money Pool Participants: (1) surplus treasury funds of Money Pool Participants ("Internal Funds") and (2) proceeds from bank borrowings by Money Pool Participants or the sale of commercial paper by Cinergy, CG&E or PSI ("External Funds"). Funds are made available from such sources in such order as Cinergy Services, as administrator of the Money Pool, determines would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Money Pool. Companies that borrow from the Money Pool borrow pro rata from each lending company, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Money Pool. On any day when more than one fund source with different rates of interest is used to fund loans through the Money Pool, each borrowing company borrows pro rata from each such fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool. No Money Pool Participant is required to borrow through the Money Pool if it determines that it could borrow at a lower cost directly from banks or through the sale of commercial paper. Cinergy may not borrow from the Money Pool.

         When only Internal Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate, which rate parallels the lenders' effective cost of capital with respect to such internal funds. When only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is equal to the lending company's cost for such External Funds (or a composite rate equal to the weighted average of the of the costs incurred by the respective Money Pool Participants for such External Funds, if more than one Money Pool Participant had made available External Funds on such day).

         In circumstances where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds is a composite rate equal to the weighted average of (a) the cost of all such Internal Funds and (b) the cost of all such External Funds. Where both Internal Funds and External Funds are available for loans through the Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blending" of such funds, to the extent it is determined that such loans would result in a lower cost of borrowing.

         Money Pool loans are in the form of open-account advances documented and evidenced on the books of the Money Pool Participants, although each lending party is entitled upon demand to receive from any Money Pool Participant to whom it advances funds one or more promissory notes evidencing any or all of its advances. Each party receiving a Money Pool loan is required to repay the principal amount of such loan, together with all interest accrued thereon, upon demand and in any event not later than one year from the date of the advance. All Money Pool loans are prepayable by the borrower in whole or in part at any time without premium or penalty. Money Pool advances accrue interest monthly.

         Funds not required to make Money Pool loans (other than funds required to satisfy the Money Pool's liquidity requirements) may be invested in one or more short-term investments, including (1) interest-bearing accounts with banks,
(2) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, including obligations under repurchase agreements, (3) obligations issued or guaranteed by any state or political subdivision thereof rated not less than "A" by a nationally recognized rating agency, (4) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency, (5) money market funds, (6) bank certificates of deposit, (7) Eurodollar time deposits and certificates of deposit, and (8) such other investments as are permitted by section 9(c) of the Act and rule 40 thereunder.

         Interest income and investment income earned on loans and investments of surplus funds are allocated among the Money Pool Participants in accordance with the proportion each participant's contribution bears to the total amount of funds in the Money Pool and the cost of funds provided to the Money Pool by such participant.

         Operation of the Money Pool, including record-keeping and coordination of loans, is administered by Cinergy Services on an "at cost" basis under the authority of the appropriate officers of the Money Pool Participants.

         Cinergy, CG&E and PSI expressly acknowledge in the Money Pool Agreement that none of such companies will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the PUCO or the IURC which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by CG&E or PSI in or as a result of a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by this Commission or was incurred pursuant to a contract, arrangement or allocation method which was filed with or approved by this Commission.

                  2. Short-term Bank Borrowings & Commercial Paper; Ratings
                     Condition for PSI and ULH&P

         Subject to the respective Borrowing Caps, from time to time over the Authorization Period, (a) the Nonexempt Subsidiaries propose to borrow short-term funds from Banks pursuant to formal or informal credit facilities, and (b) PSI and ULH&P propose to issue and sell commercial paper, in each case as described below.

         Neither PSI nor ULH&P will issue any such Bank debt or commercial paper ("Covered Securities") unless (i) the security to be issued, if rated, is rated investment grade by at least one nationally recognized credit rating agency, and
(ii) all outstanding securities of the respective issuer that are rated are rated investment grade by at least one nationally recognized credit rating agency ("Ratings Condition"). At December 31, 2004, all of PSI's and ULH&P's outstanding securities that were rated were rated investment grade by one or more of the major credit rating agencies (Fitch Ratings, Moody's Investors Service and Standard & Poor's).


         Pending completion of the record, each of PSI and ULH&P requests that the Commission reserve jurisdiction over its issuance of Covered Securities in the event that it cannot satisfy the Ratings Condition.

                        a.       Bank borrowings

         Bank borrowings would be evidenced by promissory notes, each of which would be issued no later than the expiration date of the Authorization Period and would mature no later than one year from the date of issuance (except in the case of borrowings by ULH&P, which would mature no later than two years from the date of issuance)11; would bear interest at a rate no higher than the lower of
(a) 400 basis points over the comparable London interbank offered rate or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies; may require fees to the lender not to exceed 200 basis points per annum on the total commitment; and, except for borrowings on uncommitted credit lines, may be prepayable in whole or in part, with or without a premium.

                        b.       Commercial paper

         Subject to the applicable Borrowing Caps, from time to time over the Authorization Period, PSI and ULH&P also propose to issue and sell commercial paper through one or more dealers or agents (or directly to a limited number of purchasers if the resulting cost of money is equal to or less than that available from commercial paper placed through dealers or agents).

         PSI and ULH&P propose to issue and sell the commercial paper at market rates (either on an interest bearing or discount basis) with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $1,000 each . In commercial paper sales effected on a discount basis, the purchasing dealer may re-offer the commercial paper at a rate less than the rate to PSI or ULH&P. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in a manner that will not constitute a public offering within the meaning of the Securities Act of 1933.

Item 2.  Fees, Commissions and Expenses

         Other than the securities issuance fees and expenses referred to in
Item 1, and outside counsel fees and expenses not to exceed $1,000, Applicants do not anticipate incurring (either themselves or in the case of any associate companies thereof) any fees and expenses in connection with the proposed transactions.

Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a) and 10 of the Act and Rule 54 thereunder are applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (as defined in section 32 of the Act, "EWG") or a foreign utility company (as defined in section 33 of the Act, "FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs is within the "safe harbor" afforded by Rule 53(a). At December 31, 2004, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $785 million and Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,570 million.

         Likewise, Cinergy satisfies all of the other conditions of paragraphs
(a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will promptly provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         No state or federal regulatory agency, other than the Commission under the Act, has jurisdiction over the proposed transactions.

Item 5.  Procedure

         Applicants request that the Commission publish a notice with respect to the proposed transactions by not later than May 6, 2005 and issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this application to become effective, but in any event not later than June 3, 2005 (in order to permit ULH&P and CG&E sufficient time to close the power plant transfer transaction discussed earlier in this application by July 1, 2005).

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Within 60 days after the end of each calendar quarter (beginning with the first full quarter after the Commission issues its order), Cinergy Services, on behalf of the Applicants, will file a certificate with the Commission pursuant to rule 24 under the Act setting forth the following information with respect to the preceding calendar quarter: (1) each Applicant's maximum principal amount of external short-term borrowings outstanding at any one time outstanding (i.e., Bank borrowings and commercial paper sales); and (2) with respect to the operation of the Money Pool, (a) the average annual interest rate applicable to borrowings through the Money Pool, (b) the maximum principal amount of Money Pool borrowings by the respective Applicants outstanding at any one time, and (c) the maximum principal amount of funds loaned through the Money Pool by the respective Applicants outstanding at any one time.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

                  A-1 Form of note evidencing borrowings from Banks (filed as an exhibit to and hereby incorporated by reference from application-declaration as amended in File No. 70-8587)

                  A-2 Form of commercial paper note (filed as an exhibit to and hereby incorporated by reference from application-declaration as amended in File No. 70-8587)

                  A-3 Form of note evidencing borrowings under Money Pool (filed as an exhibit to and hereby incorporated by reference from application-declaration as amended File No. 70-8587)

                  B Money Pool Agreement (incorporated by reference from File No. 70-8587)

                  C        Not applicable

                  D        Not applicable

                  E        Not applicable

                  F-1      Preliminary opinion of counsel

                  G        Proposed form of Federal Register notice

                  H        Certain projections (filed in paper format pursuant
to a claim for confidential treatment under Rule 104(b))

        (b)      Financial Statements

                  FS-1 Consolidated balance sheet of Cinergy as of December 31, 2004 (filed as a part of and hereby incorporated by reference from Cinergy's Annual Report on Form 10-K for 2004)

                  FS-2 Consolidated statement of income of Cinergy for the 12 months ended December 31, 2004 (filed as a part of and hereby incorporated by reference from Cinergy's Annual Report on Form 10-K for 2004)

                  FS-3 Consolidated balance sheet of CG&E as of December 31, 2004 (filed as a part of and hereby incorporated by reference from CG&E's Annual Report on Form 10-K for 2004)

                  FS-4 Consolidated statement of income of CG&E for the 12 months ended December 31, 2004 (filed as a part of and hereby incorporated by reference from CG&E's Annual Report on Form 10-K for 2004)

                  FS-5 Balance sheet of ULH&P as of December 31, 2004 (filed as a part of and hereby incorporated by reference from ULH&P's Annual Report on Form 10-K for 2004)

                  FS-6 Statement of income of ULH&P for the 12 months ended December 31, 2004 (filed as a part of and hereby incorporated by reference from ULH&P's Annual Report on Form 10-K for 2004)

                  FS-7 Consolidated balance sheet of PSI as of December 31, 2004 (filed as a part of and hereby incorporated by reference from PSI's Annual Report on Form 10-K for 2004)

                  FS-8 Consolidated statement of income of PSI for the 12 months ended December 31, 2004 (filed as a part of and hereby incorporated by reference from PSI's Annual Report on Form 10-K for 2004)

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the officer indicated below.

Dated:  April 29, 2005

                                        Cinergy Corp.

                                        By: /s/ Wendy L. Aumiller
                                            Wendy L. Aumiller
                                            Vice President and Treasurer


                                        The Cincinnati Gas & Electric Company

                                        By: /s/ Wendy L. Aumiller
                                            Wendy L. Aumiller
                                            Vice President and Treasurer

                                        The Union Light, Heat and Power Company

                                        By:   /s/ Wendy L. Aumiller
                                              Wendy L. Aumiller
                                              Vice President and Treasurer


                                        Miami Power Corporation

                                        By: : /s/ Wendy L. Aumiller
                                              Wendy L. Aumiller
                                              Vice President and Treasurer


                                        Tri-State Improvement Company

                                        By: : /s/ Wendy L. Aumiller
                                              Wendy L. Aumiller
                                              Vice President and Treasurer


                                        KO Transmission Company

                                        By: : /s/ Wendy L. Aumiller
                                              Wendy L. Aumiller
                                              Vice President and Treasurer


                                        Cinergy Services, Inc.

                                        By: : /s/ Wendy L. Aumiller
                                              Wendy L. Aumiller
                                              Vice President and Treasurer


                                        PSI Energy, Inc.

                                        By: : /s/ Wendy L. Aumiller
                                              Wendy L. Aumiller
                                              Vice President and Treasurer





1 See Cinergy Corp., HCAR No. 26146, Oct. 21, 1994 ("1994 Merger Order").

2 The Commission authorized Cinergy Services as a subsidiary service company in the 1994 Merger Order.

3 The 2001 Order also authorized Lawrenceburg Gas Company, another subsidiary of CG&E, to engage in various short-term financing transactions. In the summer of 2004, CG&E sold Lawrenceburg Gas Company. See Cinergy Corp., et al., HCAR No. 27880, July 29, 2004.

4 See Cinergy Corp., et al., HCAR No. 26362, Aug. 25, 1995 (authorizing establishment of Money Pool) ("1995 Money Pool Order").

5 See the pending application with respect to this transaction in File No. 70-10254.

6 The short-term borrowing authority requested herein for PSI, ULH&P and Miami (whether from affiliates, as under the Money Pool, or from non-affiliates, as with respect to borrowings from banks and other financial institutions and sales of commercial paper) is not subject to the (otherwise comprehensive) securities issuance jurisdiction of the applicable state public utility commissions. Accordingly, such short-term borrowings for these companies are not eligible for the exemption afforded by Rule 52(a) under the Act. More specifically, neither the IURC nor the KPSC has authority over short-term borrowings (defined as (i) in the case of the IURC, borrowings with a maturity of one year or less, and
(ii) in the case of the KPSC, borrowings with a maturity of two years or less). By contrast, under its comprehensive financing jurisdiction, the PUCO does have authority over short-term borrowings of any maturity; accordingly, any short-term borrowings by CG&E are exempt from Commission jurisdiction pursuant to Rule 52(a).

7 Through June 23, 2005, Cinergy has existing Commission authority in another docket (see Cinergy Corp. et al., HCAR No. 27190, June 23, 2000) to use financing proceeds to "make loans to, and investments in, other system companies, including through the Cinergy system money pool [citation omitted]." Cinergy has filed an application in File No. 70-10281 to extend that authorization through a later period as requested therein.

8 The Borrowing Caps for PSI and Miami are unchanged from those prescribed in the 2001 Order.

9 Any borrowings by Cinergy Services, CG&E, Tri-State and KO from each other under the Money Pool or from any of the other Money Pool participants thereunder (namely, Cinergy and the Nonexempt Subsidiaries) are exempt (together with the corresponding loans) pursuant to Rule 52(a) (in the case of CG&E) and Rule 52(b) (in the case of Cinergy Services, Tri-State and KO).

10 Cinergy, Cinergy Services, CG&E, Tri-State, KO, PSI, ULH&P and Miami are sometimes herein collectively referred to as the "Money Pool Participants."

11 As noted above, although the KPSC and IURC have extensive financing jurisdiction, the KPSC does not have jurisdiction over borrowings by ULH&P with a maturity of two years or less, and the IURC does not have jurisdiction over borrowings by PSI with a maturity of one year or less.